ENCOMPASS FUND

Opportunities. Not Boundaries.

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Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund for the Period Ended 11/30/09:

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	Year To Date	1 Year	Annualized Since Inception (6/30/06)
Encompass Fund	112.44%	128.76%	-4.28%
Wilshire 5000 Index	24.94%	27.10%	-2.18%

Current Price of Encompass Fund:

Date: 12/22/2009
Net Asset Value (NAV): $8.92
Change from Previous Close: ($0.03)

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

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Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

By investing in a wide variety of sectors, including sectors that respond differently to certain economic and market conditions, the Fund's Managers believe the Encompass Fund may avoid the sharp declines that funds investing in fewer or in more similar sectors eventually experience. For example, large-cap funds usually perform poorly when large-cap stocks are out of favor as was the case from 2000 to 2006. During that seven-year period, the average large-cap fund's seven year performance was in negative territory. Likewise, many technology mutual funds declined over 50% between 2000 and 2002. The managers of these funds have no choice but to stick with their sectors through bad times even if they believe their sectors will perform poorly. The Encompass Fund invests in the companies its Managers think have the best potential for appreciation taking into account the level of risk, regardless of the size of the company or whether it is a domestic or international company.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF NOVEMBER 30, 2009
(not audited, for informational purposes only)

NAME	PERCENT OF PORTFOLIO
URANIUM ENERGY CORP.	9.03%
DELCATH SYSTEMS, INC.	5.07%
SOUTHGOBI ENERGY RESOURCES	3.80%
AVION GOLD CORPORATION	3.53%
EXETER RESOURCE CORP.	3.21%
PARMOUNT GOLD & SILVER	2.74%
AVALON RARE METALS INC.	2.52%
L&L INTERNATIONAL HOLDINGS	2.41%
ENDEAVOUR SILVER CORP.	2.26%
SILVER WHEATON CORP.	2.06%

URANIUM ENERGY CORP.

Uranium Energy Corp., a natural resource exploration company, engages in the acquisition and exploration of uranium properties in the United States.

DELCATH SYSTEMS INC.

Delcath Systems, Inc., a development stage company, engages primarily in the development and testing of systems for the treatment of liver cancer. It develops Delcath system, a phase III clinical trial product for use in administering melphalan in the treatment of melanoma that has spread to the liver.

SOUTHGOBI ENERGY RESOURCES

SouthGobi Energy Resources is a Pan-Asia premium coal development company focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia's South Gobi Region to supply a wide range of coal products and electricity to markets in Mongolia and China.

AVION GOLD CORPORATION

Avion is a Canadian-based gold company focused in West Africa. The Company currently holds 80% of the Tabakoto and Segala gold projects in Mali. Gold production at these projects has commenced, with approximately 66,000 ounces of production forecast for 2009 rising to almost 101,000 ounces by 2012.

EXETER RESOURCES CORPORATION

Exeter Resource Corporation engages in the discovery, evaluation, and mining of gold-silver and/or gold-copper deposits principally in South America.

PARAMOUNT GOLD & SILVER

Paramount Gold & Silver engages in the acquisition, exploration, and development of gold, silver, and precious metal properties primarily in Mexico, as well as in British Columbia, Canada.

AVALON RARE METALS INC.

Avalon Rare Metals Inc. is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals that are in increasing demand for high technology and environmentally-beneficial applications.

L&L INTERNATIONAL HOLDINGS

L & L operates coal mines, coal processing and a coal wholesale network in China.

ENDEAVOUR SILVER CORP.

Endeavour Silver Corp., a mining company, engages in the evaluation, acquisition, exploration, development, and exploitation of precious metal properties, primarily silver in Mexico.

SILVER WHEATON CORP.

Silver Wheaton Corp. operates as a silver streaming company. The company purchases silver form Luismin, Peñasquito, Campo Morado, and La Negra mines in Mexico; Zinkgruvan mine in Sweden; Yauliyacu mine in Peru; Stratoni mine in Greece; Mineral Park mine in Arizona; and Keno Hill property in Canada. The company was incorporated in 1994 and is headquartered in Vancouver, Canada.

In The News

Gissen & Berol Interviewed by RIABiz
San Francisco RIA is knockin'em dead in mutual fund land - November 23, 2009. Click here for the interview.

Gissen & Berol Interviewed by The Street.com
Gissen and Berol: America's top mutual fund managers give their views - October 20, 2009. Click here for the interview.

Gissen & Berol Interviewed by Barron's
Gissen and Berol: 2009's Big Winners See Slimmer Pickings Ahead - October 12, 2009. Click here for the interview.

Gissen & Berol Interviewed by the The Energy Report
Gissen & Berol: Investing for the New "Long Term" - August 27, 2009. Click here for the interview.

Gissen & Berol Interviewed by the The Gold Report
Gissen and Berol: The Resource Investment Story Is Not Over - August 25, 2009. Click here for the interview.

Encompass Fund Profiled by Cliff Pletschet, Columnist for The Oakland Tribune
Investors are now feeling recuperation - August 21, 2009. Click here for the interview.

Gissen Radio Interview on WVOX
Encompass Fund Co-Manager Malcolm H. Gissen was interviewed on July 29, 2009 by a New York radio station regarding the state of the economy and how to invest for the next few years. Click here for the interview.